Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS COMPLETES THE PURCHASE AND SALE OF CERTAIN 4.50%
CONVERTIBLE SENIOR NOTES DUE 2011

VANCOUVER, BRITISH COLUMBIA – November 3, 2010 - Minefinders Corporation Ltd. has completed the previously announced purchase and cancellation of an aggregate of US$32,941,000 of the principal due under its 4.50% Convertible Senior Notes, due December 15, 2011 ("2011 Notes"), with two holders of 2011 Notes. In consideration for the purchased notes, Minefinders has issued new 4.50% Convertible Senior Notes, due December 15, 2015 (the “New Notes”), in the aggregate principal amount of US$36,235,000.

After giving effect to the note purchase, US$52,059,000 of the original US$85,000,000 principal amount of the 2011 Notes remain outstanding. The US$32,941,000 principal amount of 2011 Notes purchased and cancelled was convertible into an aggregate of 3,027,667 Common Shares. The US$36,235,000 principal amount of New Notes issued is convertible into an aggregate of 3,027,152 Common Shares. Scotia Capital Inc. acted as the Company’s financial advisor on the transaction.

The Company issued the New Notes in a private transaction, exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The New Notes and the Common Shares issuable upon conversion of the New Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States unless exempt from the registration requirements of the Securities Act.  None of these securities were offered in Canada or to Canadian purchasers or to any person for resale to, or for the account of, any person resident in Canada.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263